UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated December 21, 2018

(Commission File No. 1-15024)

____________________

Novartis AG

(Name of Registrant)

Lichtstrasse 35

4056 Basel

Switzerland

(Address of Principal Executive Offices)

____________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒	Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐	No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐	No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐	No: ☒

Novartis International AG Novartis Global Communications CH-4002 Basel Switzerland http://www.novartis.com

MEDIA RELEASE   •   COMMUNIQUE AUX MEDIAS   •   MEDIENMITTEILUNG

Novartis successfully completes acquisition of Endocyte

•	Adds 177Lu-PSMA-617, a potential first-in-class radioligand therapy in Phase III development for metastatic castration-resistant prostate cancer (mCRPC)

•	Strengthens leadership in nuclear medicine and radioligand therapy for treating cancer

•	Complements the robust Advanced Accelerator Applications radioligand therapy pipeline

Basel, December 21, 2018 – Novartis today announced that it has completed the acquisition of Endocyte, Inc., a US-based biopharmaceutical company focused on developing radioligand and CAR-T therapies for cancer treatment.

Disclaimer

This press release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, that can generally be identified by words such as “potential,” pipeline,” “focused on developing,” “right to receive,” “committed,” “intend,” “expects,” “look forward to,” “being investigated,” “is commencing,” “will,” “unless extended,” or similar expressions, or by express or implied discussions regarding the potential impact on Novartis of the acquisition of Endocyte, including express or implied discussions regarding potential future sales or earnings of Novartis, and any potential strategic benefits, synergies or opportunities expected as a result of the proposed acquisition; and regarding potential marketing approvals, new indications or labeling for the investigational products described in this press release, or regarding potential future revenues from such products.

You should not place undue reliance on these statements. Such forward looking statements are based on our current beliefs and expectations regarding future events, and are subject to significant known and unknown risks and uncertainties. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those set forth in the forward looking statements. There can be no guarantee that Novartis will achieve any particular future financial results as a result of the proposed acquisition, or that Novartis will be able to realize any of potential strategic benefits, synergies or opportunities as a result of the proposed acquisition. Nor can there be any guarantee that the potential, investigational or approved products described in this press release will be submitted or approved for sale or for any additional indications or labeling in any market, or at any particular time. Neither can there be any guarantee that such products will be commercially successful in the future. In particular, our expectations could be affected by, among other things: regulatory actions or delays or government regulation generally, including potential regulatory actions or delays relating with respect to the development of the products described in this release; the potential that the strategic benefits, synergies or opportunities expected from the proposed acquisition may not be realized or may take longer to realize than expected; the uncertainties inherent in the research and development of new healthcare products, including clinical trial results and additional analysis of existing clinical data; our ability to obtain or maintain proprietary intellectual property protection; safety, quality or manufacturing issues; global trends toward health care cost containment, including government, payor and general public pricing and reimbursement pressures; the particular prescribing preferences of physicians and patients; uncertainties regarding actual or potential legal proceedings, including, among others, potential legal proceedings with respect to the proposed acquisition; and other risks and factors referred to in Novartis AG’s current Form 20- F on file with the US Securities and Exchange Commission. Novartis is providing the information in this press release as of this date and does not undertake any obligation to update any forward-looking statements as a result of new information, future events or otherwise.

About Novartis

Novartis is reimagining medicine to improve and extend people’s lives. As a leading global medicines company, we use innovative science and digital technologies to create transformative treatments in areas of great medical need. In our quest to find new medicines, we consistently rank among the world’s top companies investing in research and development. Novartis products reach nearly 1 billion people globally and we are finding innovative ways to expand access to our latest treatments. About 125 000 people of more than 140 nationalities work at Novartis around the world. Find out more at www.novartis.com.

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Novartis Media Relations

Central media line: +41 61 324 2200 E-mail: media.relations@novartis.com

Eric Althoff	Julie Masow
Novartis Global Media Relations	Novartis Oncology Media Relations
+41 61 324 7999 (direct)	+1 862 778 7220 (direct)
+41 79 593 4202 (mobile)	+1 862 579 8456 (mobile)
eric.althoff@novartis.com	julie.masow@novartis.com

Novartis Investor Relations

Central investor relations line: +41 61 324 7944

E-mail: investor.relations@novartis.com

Central		North America
Samir Shah	+41 61 324 7944	Richard Pulik	+1 212 830 2448
Pierre-Michel Bringer	+41 61 324 1065	Cory Twining	+1 212 830 2417
Thomas Hungerbuehler	+41 61 324 8425
Isabella Zinck	+41 61 324 7188

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Novartis AG

Date: December 21, 2018	By:	/s/ PAUL PENEPENT
	Name:	Paul Penepent
	Title:	Head Group Financial Reporting and Accounting